BAD IDEA, LLC

FINANCIAL STATEMENTS
AND INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2021

BAD IDEA, LLC

Table of Contents

December 31, 2021



PURYEAR & NOONAN, CPAs

Independent Accountant's Review Report

To Alexander Burch
Bad Idea, LLC
Nashville, Tennessee

Report on Financial Statement

We have reviewed the accompanying financial statements of Bad Idea, LLC (a single member LLC), which comprise the balance sheet as of December 31, 2021, and the related income statement, statement of cash flows and statement of changes in member's equity for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Bad Idea, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

(Accountant's report continued on next page)

40 Burton Hills Blvd. | Suite 170 | Nashville, TN 37215   p: (615) 296-0500 | f: (615) 296-0493
830 Crescent Centre Drive | Suite 320 | Franklin, TN 37067   pn-cpas.com

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Puryear & Noonan, CPAs PLLC

Puryear & Noonan, CPAs
Nashville, Tennessee
June 24, 2022

BAD IDEA, LLC
Balance Sheet
December 31, 2021

<u>**Assets**</u>

Current Assets		
Cash	$	-
Total Current Assets		-
Total Assets	$	-

<u>**Liabilities and Member's Equity**</u>

Member's Equity		
Contributed capital	$	8,018
Retained deficit		(8,018)
Total Member's Equity		-
Total Liabilities and Member's Equity	$	-

See independent accountant's review report and notes to financial statements.

-3-

BAD IDEA, LLC
Income Statement
For the Year Ended December 31, 2021

Net Sales	$	-
Cost of Sales		-
Gross Profit		-
General and Administrative		
Organizational legal fees		8,018
Total General and Administrative Expenses		8,018
Net Loss	$	(8,018)

See independent accountant's review report and notes to financial statements.

-4-

BAD IDEA, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net loss	$	(8,018)
Net Cash Provided by (Used for) Operating Activities		(8,018)
Cash Flows from Financing Activities		
Member contributions		8,018
Net Cash Provided by (Used for) Financing Activities		8,018
Net Change in Cash		-
Cash - Beginning of Year		-
Cash - End of Year	$	-

See independent accountant's review report and notes to financial statements.

-5-

BAD IDEA, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

	Contributed Capital	Retained Earnings	Totals
Member's Equity Beginning of Year	$ -	$ -	$ -
Capital Contributed	8,018		8,018
Net Deficit		(8,018)	(8,018)
Member's Equity End of Year	$ 8,018	$ (8,018)	$ -

See independent accountant's review report and notes to financial statements.

-6-

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity
Bad Idea, LLC (the Company) plans to open an upscale casual restaurant providing full service dining during primary hours, and counter service during the night. The restaurant will be wine and small plate focused. The Company has not begun operations and the only transactions incurred to date are the payment of initial organizational legal fees by the sole member of the Company.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting under which revenues are recognized when earned rather than when collected and expenses are recognized when incurred rather than when disbursed.

Use of Estimates
The preparation of the balance sheet in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Revenue Recognition
The Company will recognize revenue based on the following five step model:

- Identification of the contract with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company's revenue will primarily consist of revenue from its sale of food and beverage. Revenue from the sale of these products will be recognized upon providing the food and (or) beverage to the customer.

The Company will recognize sales revenue, net of sales tax, at the time it sells the food and (or) beverage.

Income Taxes

Under existing provisions of the Internal Revenue Code and Tennessee Limited Liability Company Act, the income or loss of the Company is recognized by its Member for income tax purposes. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

The Company is subject to the State of Tennessee's franchise and income taxes. However, at December 31, 2021 amounts are deemed to be insignificant.

The Company follows the guidance in Accounting Standards Codification (ASC) 740 on accounting for uncertainty in income taxes. For tax positions taken by the Company, management believes it is clear that the likelihood is greater than 50 percent that the full amount of the tax positions taken will be ultimately realized. The Company incurred no interest or penalties during the period ended December 31, 2021.

Note 2 - Commitments and Contingencies

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the U.S. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. In addition, multiple jurisdictions in the U.S. declared a state of emergency. Future potential impacts may include disruptions or restrictions on the Company's employees' ability to work. Changes in the operating environment may increase operating costs. The further effects of these issues are unknown.

Note 3 - Subsequent Events

Management has evaluated subsequent events through June 24, 2022, the date that the financial statements were available to be issued.